UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on March 23, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”), entered into a Business Combination Agreement (the “BCA”) by and among (i) PCAC, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LHGL, (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of LGHL, and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company (“Lanvin Group”). Additionally, as previously disclosed, on October 17, 2022, the aforementioned parties entered into Amendment No. 1 to the BCA, and on October 20, 2022, the aforementioned parties entered into Amendment No. 2 to the BCA.

On October 28, 2022, the aforementioned parties entered into Amendment No. 3 to the BCA (“BCA Amendment No. 3”) to remove the arrangements relating to the bonus pool of up to 3,600,000 ordinary shares of LGHL for eligible holders of PCAC’s Class A ordinary shares who do not redeem their shares in connection with the transactions contemplated by the BCA (the “Business Combination”).

The foregoing description of BCA Amendment No. 3 does not purport to be complete and is qualified in its entirety by the terms and conditions of BCA Amendment No. 3, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

In connection with BCA Amendment No. 3, the parties also entered into certain amendments to related agreements as described below.

Related Agreements

A&R Subscription Agreement

As previously disclosed, on March 23, 2022, Fosun Fashion Holdings (Cayman) Limited agreed to subscribe for 3,800,000 LGHL ordinary shares for an aggregate purchase price of $38 million, of which amount $30 million has already been funded to Lanvin Group in advance of the closing of the Business Combination. Subsequently, on October 28, 2022, Fosun Fashion Holdings (Cayman) Limited, Fosun International Limited and certain other parties thereto entered into an Amended and Restated Subscription Agreement (the “A&R Subscription Agreement”), pursuant to which Fosun Fashion Holdings (Cayman) Limited has agreed to subscribe for a total of 13,327,225 LGHL ordinary shares at a price of $10 per share, upsizing its PIPE subscription investment by approximately $95 million, from $38 million to approximately $133 million. The additional approximately $95 million PIPE subscription commitment from Fosun Fashion Holdings (Cayman) Limited will be effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by Lanvin Group from Fosun International Limited for working capital purposes. The closing of the PIPE investment by Fosun Fashion Holdings (Cayman) Limited and the other PIPE investors is contingent upon, among other things, the substantially concurrent consummation of the Business Combination.

The foregoing description of the A&R Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amendment No. 1 to Sponsor Support Deed

On October 28, 2022, in connection with the execution of BCA Amendment No. 3, PCAC, LGHL, Primavera Capital Acquisition LLC (PCAC’s sponsor, the “Sponsor”), certain other holders of PCAC’s Class B ordinary shares and Lanvin Group entered into Amendment No. 1 to the previously disclosed Sponsor Support Deed, dated March 23, 2022, by and among the aforementioned parties, pursuant to which the Sponsor shall no longer be required to surrender any Class B ordinary shares of PCAC.

The foregoing description of Amendment No. 1 to the Sponsor Support Deed does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Sponsor Support Deed, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Letter Agreement in respect of the FFG Shareholder Support Deed

On October 28, 2022, in connection with the execution of BCA Amendment No. 3, PCAC, LGHL, Lanvin Group and Fosun Fashion Holdings (Cayman) Limited entered into a letter agreement, pursuant to which Fosun Fashion Holdings (Cayman) Limited shall not be obliged to surrender any ordinary shares of Lanvin Group, notwithstanding the terms of the previously disclosed FFG Shareholder Support Deed, by and among PCAC, LGHL, Lanvin Group and certain existing shareholders of Lanvin Group, entered into concurrently with the BCA (the “FFG Shareholder Support Deed”).

The foregoing description of the letter agreement in respect of the FFG Shareholder Support Deed does not purport to be complete and is qualified in its entirety by reference to such letter agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

In connection with the foregoing amendments, PCAC and Lanvin Group are in discussions to explore alternative non-redemption incentives for certain selected holders of PCAC’s Class A ordinary shares to commit to not redeem their shares in connection with the Business Combination. We expect that such alternative non-redemption incentives will take the form of secondary share transfers from the Sponsor and/or Fosun Fashion Holdings (Cayman) Limited, LGHL’s controlling shareholder, to such selected holders in consideration of their entry into a customary non-redemption agreement. No such non-redemption agreement has been entered into as of the date of this Current Report on Form 8-K, and there can be no assurance that any non-redemption agreement will be entered into on any particular terms and conditions, or at all, prior to the closing of the Business Combination.

Additionally, on November 1, 2022, Lanvin Group and PCAC posted an updated investor presentation related to the Business Combination. A copy of the updated investor presentation is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

After the Registration Statement has been declared effective, PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in LGHL’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully, when available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited

10.1	Amended and Restated Subscription Agreement, dated as of October 28, 2022, by and among Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Holdings (Cayman) Limited, Fosun Fashion Group (Cayman) Limited and Fosun International Limited

10.2	Amendment No. 1 to Sponsor Support Deed, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto

10.3	Letter Agreement in respect of the FFG Shareholder Support Deed, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and Fosun Fashion Holdings (Cayman) Limited

99.1	Revised Investor Presentation, dated November 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 3 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 3 (this “Amendment”), dated October 28, 2022, to the Business Combination Agreement (as defined below), is made by and among:

(1)	Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”);

(2)	Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”);

(3)	Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”);

(4)	Lanvin Group Heritage I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and

(5)	Lanvin Group Heritage II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”)

SPAC, the Company, PubCo, Merger Sub 1 and Merger Sub 2 are hereinafter referred to as the “Parties” and each a “Party”. Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Business Combination Agreement.

RECITALS

WHEREAS, the Parties entered into a Business Combination Agreement, dated March 23, 2022, as amended by the Amendment No. 1 to Business Combination Agreement, dated October 17, 2022 and the Amendment No. 2 to Business Combination Agreement, dated October 20, 2022 (as may be further amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Business Combination Agreement”), pursuant to which the Parties intend to effect a business combination transaction on the terms and subject to the conditions set forth therein;

WHEREAS, Section 11.10 of the Business Combination Agreement provided that the Business Combination Agreement shall not be amended or modified in whole or in part prior to the Initial Merger Effective Time except by a duly authorized agreement in writing executed by all the Parties; and

WHEREAS, the Parties wish to amend the Business Combination Agreement as provided herein in accordance with Section 11.10 thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Amendments.

1

(a) Section 2.2(f)(ii) of the Business Combination Agreement is hereby amended to read in its entirety as follows:

“(ii) SPAC Ordinary Shares. Immediately following the separation of each SPAC Unit in accordance with Section 2.2(f)(i), each (x) SPAC Class A Ordinary Share and (y) SPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled in exchange for the right to receive one (1) newly issued PubCo Ordinary Share, and shall no longer be outstanding and be cancelled and cease to exist by virtue of the Initial Merger. As of the Initial Merger Effective Time, each SPAC Shareholder shall cease to have any other rights in and to SPAC.”

(b) The definitions of “Bonus Pool Size” and “Eligible SPAC Share” are hereby removed in their entirety from Section 1.1 of the Business Combination Agreement.

Section 2. No Other Amendment. The Parties hereby confirm that, except as expressly set forth herein, the terms and conditions of the Business Combination Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect. All references to the “Agreement” or the “Business Combination Agreement” in the Business Combination Agreement and any other Transaction Document shall be deemed to mean the Business Combination Agreement, as amended by this Amendment.

Section 3. Miscellaneous. Sections 11.3 to 11.6 and Sections 11.8 to 11.17 of the Business Combination Agreement are incorporated herein by reference; provided that, in each case, reference to “this Agreement” therein shall mean this Amendment.

Section 4. Effectiveness. This Amendment shall become effective immediately on the date hereof.

Section 5. Governing Law; Arbitration.

(a) This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Amendment shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6. Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Business Combination Agreement and each other Transaction Document.

2

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

3

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: CEO

[Heritage – Signature Page to Amendment No. 3 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE I LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

LANVIN GROUP HERITAGE II LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 3 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as a deed as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
	Name:	Yun CHENG
	Title:	Director

[Heritage – Signature Page to Amendment No. 3 to Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

AMENDED AND RESTATED SUBSCRIPTION AGREEMENT

This Amended and Restated Subscription Agreement (as may be further amended, supplemented, modified or varied from in accordance with the terms herein, this “A&R Subscription Agreement”), dated as of October 28, 2022, is made and entered into by and among (i) Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”), (ii) Primavera Capital Acquisition Corporation, a Cayman Islands exempted company limited by shares (“SPAC”), (iii) Fosun Fashion Holdings (Cayman) Limited, a Cayman Islands exempted company limited by shares (the “Subscriber”), (iv) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company limited by shares (the “Company”), and (v) Fosun International Limited, a Hong Kong company with limited liability (“Fosun”). Capitalized terms used but not otherwise defined in this A&R Subscription Agreement have the respective meanings given to them in the Business Combination Agreement (as defined below).

WHEREAS, PubCo, SPAC, the Company, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”) entered into a Business Combination Agreement, dated as of March 23, 2022, and as amended on October 17, 2022 and October 20, 2022 (as may be further amended, restated, modified or varied from time to time in accordance with the terms therein, the “Business Combination Agreement”, and the closing thereunder, the “Business Combination Closing”), pursuant to which: (i) SPAC will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 surviving the Initial Merger as a wholly-owned subsidiary of PubCo, (ii) immediately following the completion of the Initial Merger, Merger Sub 2 will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned subsidiary of PubCo (the Company hereinafter referred to for the periods from and after the Second Merger Effective Time as the “Surviving Company”), and (iii) following the completion of the Initial Merger and the Second Merger, Merger Sub 1 will merge with and into the Surviving Company (the “Third Merger”, and together with the Initial Merger and the Second Merger, the “Mergers”), with the Surviving Company surviving the Third Merger, in each case on the terms and subject to the conditions set forth therein.

WHEREAS, PubCo, SPAC and the Subscriber entered into a Subscription Agreement, dated as of March 23, 2022 (the “Original Agreement”), pursuant to which the Subscriber agreed to subscribe for 3,800,000 ordinary shares of PubCo for an aggregate subscription price of USD 38,000,000 subject to the terms and conditions therein.

WHEREAS, Fosun, as a shareholder of the Subscriber and an indirect shareholder of the Company, has, prior to the date hereof, extended certain shareholder loans (the “Loans”, and the underlying agreements for the Loans, as modified pursuant to the terms herein, the “Loan Agreements”) to the Company for working capital purpose before the Business Combination Closing, a true and complete list of which Loans, together with all Loan Agreements, have been provided by the Company to PubCo and SPAC prior to the date hereof.

WHEREAS, the parties hereto propose to amend and restate the Original Agreement to provide for, among other things, the subscription by the Subscriber of an aggregate of 13,327,225 ordinary shares of PubCo, par value USD 0.000001 per share (the “Subscription Shares”) for an aggregate subscription price of USD 133,272,250 (the “Subscription Price”) and certain modifications to the Loan Agreements, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this A&R Subscription Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SUBSCRIPTION

1.1 On the terms and subject to the conditions contained in this A&R Subscription Agreement, at the Closing, PubCo shall issue and sell to the Subscriber, and the Subscriber shall purchase from PubCo, the Subscription Shares for the Subscription Price. The Subscriber understands and agrees that the Subscriber’s subscription for the Shares shall be deemed to be accepted by PubCo if and when this A&R Subscription Agreement is signed and delivered by a duly authorized person by or on behalf of PubCo; PubCo may do so in counterpart form.

ARTICLE II

CLOSING; ADDITIONAL ARRANGEMENTS

2.1 Subject to the satisfaction or waiver of the conditions set forth in Article III, the closing of the subscription of the Subscription Shares (the “Closing”) shall occur on the same date as the Business Combination Closing and immediately after the completion of the First Merger and the Second Merger and before the Third Merger (such date being referred to as the “Closing Date”).

2.2 PubCo shall deliver a written notice (the “Closing Notice”) to the Subscriber at least ten (10) Business Days before the anticipated date of the Business Combination Closing, specifying the anticipated date of the Business Combination Closing, the aggregate Subscription Price and instructions for wiring the Subscription Price to an account of a third party escrow agent (the “Escrow Account”) which shall be PubCo’s transfer agent (the “Escrow Agent”) pursuant to an escrow agreement between PubCo and the Escrow Agent (the “Escrow Agreement”). No later than five (5) Business Days before the anticipated date of the Business Combination Closing specified in the Closing Notice, the Subscriber shall deliver to PubCo such information as is reasonably requested in the Closing Notice in order for PubCo to issue the Subscription Shares to the Subscriber.

2.3 At least two (2) Business Days before the anticipated date of the Business Combination Closing specified in the Closing Notice, the Subscriber shall deliver an amount equal to the difference between the Subscription Price and the Loan Balance (as defined below) (the “Escrowed Amount”) in cash via wire transfer of U.S. dollars in immediately available funds to the Escrow Account, to be held in escrow by the Escrow Agent pending the Business Combination Closing. The Escrow Agreement will provide that if the Business Combination Closing does not occur within thirty (30) days after the Subscriber delivers the Subscription Price to the Escrow Agent, the Escrow Agent shall automatically return to the Subscriber the Escrowed Amount, provided that neither the return of the Escrowed Amount nor the failure of the Closing to occur on the Closing Date specified in the Closing Notice shall (i) terminate this A&R Subscription Agreement, (ii) be deemed to be a failure of any of the conditions to Closing set forth in Article III or (iii) otherwise relieve either party of any of its obligations hereunder.

2.4 PubCo shall register the Subscriber as the owner of the Subscription Shares purchased by the Subscriber hereunder in the register of members of PubCo or with PubCo’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the Closing Date. Upon registration of the allotment of Subscription Shares to the Subscriber (or its nominee, if applicable), the Escrowed Amount shall be released from the Escrow Agent to PubCo automatically and without further action by PubCo and the Subscriber. The balance of the Subscription Price after release of the Escrowed Amount, being an amount equal to the Loan Balance (the “Remaining Subscription Price”) shall be paid by the Subscriber following the Business Combination Closing in accordance with Section 2.7.

2.5 Each register and book entry for the Subscription Shares shall contain a notation, and each certificate (if any) evidencing the Subscription Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT OR LAWS.”

2.6 At the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Closing as contemplated by this A&R Subscription Agreement.

2.7 Each of the parties hereto agrees that, notwithstanding anything to the contrary in the Loan Agreements:

(a) subject to the Closing and the Business Combination Closing occurring, interests shall cease to accrue on the Loans on the Business Day immediately prior to the date on which the Subscriber is required to deliver the Escrowed Amount pursuant to Section 2.3 (such Business Day, the “Relevant Date”, and the aggregate outstanding balance under the Loans as of the Relevant Date, the “Loan Balance”);

(b) with respect to any Loan that is denominated in Euros, the outstanding balance under such Loan as of the Relevant Date for purposes of the calculations herein shall be converted into USD at the EUR:USD exchange rate of 1 EUR = 0.9844 USD; and

(c) the Company will, as soon as practicable after the Business Combination Closing, repay the Loan Balance to Fosun in one or multiple installments. Within one (1) Business Day after receiving any installment payment from the Company, the Subscriber will, and Fosun will cause the Subscriber to, pay (or cause to be paid) to PubCo, via wire transfer of U.S. dollars in immediately available funds, a portion of the Remaining Subscription Price equal to the amount of such installment payment into an account designated by Pubco. The foregoing installment repayment of the Loan Balance and installment payment of the Remaining Subscription Price shall be repeated until the Subscriber has paid (or caused to be paid) an aggregate amount of cash equal to the Remaining Subscription Price to PubCo in accordance with this Section 2.7(c).

To the extent there is any inconsistency between the terms of this Section 2.7 and the terms of the Loan Agreements, the Loan Agreements shall be deemed to have been duly amended accordingly by the parties thereto.

ARTICLE III

CLOSING CONDITIONS

3.1 The obligation of PubCo and the Subscriber to consummate the Closing are subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the mutual written consent of PubCo, SPAC and the Subscriber:

(a) the Business Combination Closing shall have been consummated substantially concurrently with, and immediately prior to, the Closing; and

(b) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Subscriber of the Subscription Shares.

3.2 In addition to the conditions set forth in Section 3.1, the obligation of the Subscriber to consummate the Closing is subject to the satisfaction or the waiver by the Subscriber, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of PubCo set forth in Article IV shall be true and correct as of the date hereof and as of the Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this A&R Subscription Agreement; and

(b) PubCo shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this A&R Subscription Agreement to be performed, satisfied or complied with by PubCo at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of PubCo to consummate the Closing.

3.3 In addition to the conditions set forth in Section 3.1, the obligation of PubCo to consummate the Closing is subject to the satisfaction or the waiver by the mutual written consent of PubCo and SPAC, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of the Subscriber set forth in Article V shall be true and correct as of the date hereof and shall be true and correct as of the Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Subscriber or its ability to consummate the transactions contemplated by this A&R Subscription Agreement;

(b) the Subscriber shall have wired the Escrowed Amount in accordance with Section 2.3, and otherwise performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this A&R Subscription Agreement to be performed, satisfied or complied with by the Subscriber at or prior to the Closing; and

(c) the Subscriber shall have provided to PubCo the information requested in Schedule A hereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBCO

PubCo represents and warrants to the Subscriber, SPAC and the Placement Agents as follows:

4.1 PubCo is an exempted company duly incorporated and validly existing and in good standing as an exempted company under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

4.2 The Subscription Shares have been duly authorized and, when allotted, issued and delivered to the Subscriber against full payment of the Subscription Price in accordance with the terms of this A&R Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of, or subject to any preemptive or similar rights created under PubCo’s organizational documents or under the laws of the Cayman Islands.

4.3 This A&R Subscription Agreement, when executed and delivered by PubCo, shall constitute the valid and legally binding obligation of PubCo, enforceable against PubCo in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws or principles of equity relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.4 The execution, delivery and performance of this A&R Subscription Agreement by PubCo and the consummation of the transactions contemplated by this A&R Subscription Agreement by PubCo will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to PubCo, in each case (other than clause (i)) which would have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this A&R Subscription Agreement.

4.5 Assuming the accuracy of the representations and warranties made by the Subscriber in this A&R Subscription Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of PubCo in connection with the consummation of the transactions contemplated by this A&R Subscription Agreement, except for: (i) filings pursuant to applicable securities laws; (ii) filings required to consummate the Business Combination Closing as contemplated under the Business Combination Agreement; and (iii) where the failure to obtain of which would not reasonably likely have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this A&R Subscription Agreement.

4.6 As of the date of this A&R Subscription Agreement, the authorized share capital of PubCo is US$50,000 consisting of 50,000 shares of a par value of US$1.00 each, one share of which is issued and outstanding.

4.7 Neither PubCo nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Subscription Shares.

4.8 PubCo has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this A&R Subscription Agreement for which the Subscriber could become liable (it being understood that the Subscriber will effectively bear its pro rata share of any such expense indirectly as a result of its investment in PubCo). Other than Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Cantor Fitzgerald & Co. (the “Placement Agents”), PubCo is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Subscription Shares.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber represents, warrants, acknowledges and agrees, on behalf of itself and each account for which it is subscribing for and purchasing the Subscription Shares, to PubCo, SPAC and the Placement Agents, as follows:

5.1 The Subscriber is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

5.2 The Subscriber has full power and authority to enter into this A&R Subscription Agreement. This A&R Subscription Agreement, when executed and delivered by the Subscriber, will constitute the valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.3 The execution, delivery and performance of this A&R Subscription Agreement by the Subscriber and the consummation of the transactions contemplated by this A&R Subscription Agreement by the Subscriber (i) have been duly authorized and approved by all necessary and action and (ii) will not result in any violation or default (a) under its charter, bylaws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which the Subscriber is bound, (b) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (c) under any note, indenture or mortgage to which it is a party or by which it is bound, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (e) of any provision of federal or state statute, rule or regulation applicable to the Subscriber, in each case (other than clauses (i) and (ii)(a)), which would have a material adverse effect on the Subscriber or its ability to consummate the transactions contemplated by this A&R Subscription Agreement.

5.4 No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Subscriber in connection with the consummation of the transactions contemplated by this A&R Subscription Agreement.

5.5 (i) The Subscriber is (A) (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule A hereto; (ii) an “institutional account” as defined in FINRA Rule 4512(c); and (iii) not an entity formed for the specific purpose of acquiring the Subscription Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including in the participation in the purchase of the Subscription Shares, (C) has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscription Securities (i) is fully consistent with its financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to it and (iii) is a fit, proper and suitable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Subscription Shares, (D) is acquiring the Subscription Shares only for its own account and not for the account of others, or if the Subscriber is subscribing for the Subscription Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an institutional accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and the Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (E) is acquiring the Subscription Shares without a view to, distribution thereof within the meaning of the Securities Act and agrees not to reoffer or resell the Subscription Shares except pursuant to an exemption from registration under the Securities Act or pursuant to an effective registration statement thereunder (it being understood, however, that the disposition of such person’s property shall at all times be within such person’s control) or in any manner that would violate the securities laws of the United States or any other jurisdiction (and has provided PubCo with the requested information on Schedule A), and (F) understands that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J) and the institutional customer exemption under FINRA Rule 2111(b). The Subscriber further represents and warrants that it is aware the Subscription Shares are being offered under the exemption from registration provided by Section 4(a)(2) of, or Regulation S under, the Securities Act; provided, however, that it is aware PubCo is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and PubCo will not file a Form D under the Securities Act with respect to the offer and sale of the Subscription Shares.

5.6 If the Subscriber is located outside of the United States and not a U.S. person (a “Foreign Subscriber”), the Subscriber (A) is acquiring the Subscription Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (D) is aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Securities offered pursuant to this Subscription, was located outside of the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Subscription Shares was originated, and continues to be located outside of the United States and not to be a U.S. person and has not purchased such Subscription Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Subscription Shares or any economic interest therein to any person located in the United States or any U.S. person, (E) is authorized to consummate the purchase of the Subscription Shares offered pursuant to this A&R Subscription Agreement in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made, and (F) has not acquired the Subscription Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Rule 902 of Regulation S under the Securities Act) in the United States in respect of any of the Subscription Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Subscription Shares.

5.7 The Subscriber understands that the Subscription Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscription Shares have not been registered under the Securities Act or any other applicable securities laws of any other jurisdiction, are being offered in transactions not requiring registration under the Securities Act, and unless so registered, may not be reoffered, resold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto. The Subscriber understands that no disclosure or offering document has been prepared in connection with the offer and sale of the Subscription Shares by the Placement Agents. The Subscriber understands that the Subscription Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act, except (i) to PubCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning and subject to the requirements of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any book-entry position or certificates representing the Subscription Shares shall contain a legend to such effect. The Subscriber acknowledges that the Subscription Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Subscription Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Subscription Shares and may be required to bear the financial risk of an investment in the Subscription Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Subscription Shares.

5.8 The Subscriber understands and agrees that the Subscriber is purchasing the Subscription Shares directly from PubCo. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by or on behalf of PubCo, SPAC, the Placement Agents or their respective affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication (including by omission), other than those representations, warranties, covenants, agreements and statements of PubCo and SPAC expressly set forth in this A&R Subscription Agreement, and the Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission). The Subscriber acknowledges that certain information provided to the Subscriber by PubCo was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

5.9 The Subscriber (i) has received, reviewed and understood the offering materials made available to it in connection with the purchase of the Subscription Shares, including financial and other information as it deems necessary to make its decision to purchase the Subscription Shares, (ii) has had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to purchase the Subscription Shares, (iii) has had the opportunity to ask questions of and receive answers from PubCo or any person or persons acting on behalf of PubCo directly concerning the terms and conditions of an investment in the Subscription Shares, (iv) has conducted and completed its own independent due diligence with respect to the purchase of the Subscription Shares and understands that the unaudited financial statements and other financial information (whether historical or in the form of financial forecasts or projections) about PubCo have been prepared and reviewed solely by PubCo and its officers and employees and have not been reviewed by any outside party or certified or audited by an independent third-party auditor or audit firm and (v) acknowledges that no statement or printed material which is contrary to the offering materials has been made or given to it by or on behalf of PubCo. Based on such information as it has deemed appropriate and without reliance upon the Placement Agents, it has independently made its own analysis and has relied solely on such independent investigation in making its decision to subscribe for and purchase the Subscription Shares.

5.10 The Subscriber’s acquisition and holding of the Subscription Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

5.11 The Subscriber acknowledges and agrees that the Subscriber has received, and had adequate opportunity to review such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscription Shares, including with respect to PubCo, SPAC and the Transactions, and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Subscription Shares. The Subscriber and the Subscriber’s professional advisor(s) have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and the Subscriber’s professional advisor(s) have deemed necessary, including directly concerning the terms and conditions of an investment in the Subscription Shares, to make an investment decision with respect to the Subscription Shares. Neither the Placement Agents nor any of their affiliates have made or make any representation or warranty, whether express or implied, of any kind or character as to PubCo, SPAC or the quality or value of the Subscription Shares. The Subscriber acknowledges (i) that the Placement Agents and any of their respective affiliates currently may have, or later may come into possession of, information concerning PubCo that is not known to the Subscriber and that may be material to a decision to purchase the Subscription Shares, (ii) the Subscriber has determined to subscribe for and purchase the Subscription Shares notwithstanding its lack of knowledge of such non-public information and (iii) the Subscriber agrees such non-public information need not be provided to it and the Placement Agents shall have no liability to the Subscriber and the Subscriber, to the extent permitted by law, waives and releases any claims it may have against the Placement Agents with respect to the nondisclosure of such non-public information.

5.12 The Subscriber became aware of this offering of the Subscription Shares solely by means of direct contact between the Subscriber, on the one hand, and PubCo, SPAC, the Company, the Placement Agents or their respective advisors (including without limitation, attorneys, accountants, bankers, consultants, financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons (such parties, collectively “Representatives”), on the other hand. The Subscription Shares were offered to the Subscriber solely by direct contact between the Subscriber and PubCo, SPAC, the Company and the Placement Agents or their respective Representatives. The Subscriber is not relying upon, and has not relied upon, any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, PubCo, SPAC, the Company, the Placement Agents, any of their affiliates or any of their respective control persons, officers, directors or employees), other than, with respect to PubCo but not the Placement Agents, the representations and warranties contained in Article IV, in making its investment or decision to invest in PubCo. The Subscriber agrees that none of the Placement Agents nor any of their affiliates have acted as a financial advisor or fiduciary to the Subscriber and that none of PubCo, SPAC, the Company, the Placement Agents or their respective Representatives shall be liable to the Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares. The Subscriber did not become aware of this offering of the Subscription Shares, nor were the Subscription Shares offered to the Subscriber, by any other means, and none of PubCo, SPAC, the Company, the Placement Agents or their respective Representatives acted as investment adviser, broker or dealer to the Subscriber. Subscriber acknowledges that the Subscription Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering registered under the Securities Act, or any state and applicable securities laws.

5.13 The Subscriber understands that its agreement to purchase and the intention to hold the Subscription Shares involves a high degree of risk which could cause the Subscriber to lose all or part of its investment. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscription Shares, and the Subscriber has sought such accounting, legal, business and tax advice as the Subscriber has considered necessary to make an informed investment decision. The Subscriber acknowledges that its purchase of Subscription Shares (i) is fully consistent with the Subscriber’s financial needs, objectives and condition, (ii) complies and is fully consistent with all of the Subscriber’s applicable investment policies, guidelines and other restrictions, (iii) has been duly authorized and approved by all necessary action (corporate or otherwise), and (iv) does not and will not violate or constitute a default under the Subscriber’s charter, by-laws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which the Subscriber is bound and is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Subscription Shares. The Subscriber is able to fend for itself in the purchase of the Subscription Shares and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Subscription Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

5.14 The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscription Shares or made any findings or determination as to the fairness of this investment.

5.15 The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or any other list of prohibited or restricted parties promulgated by OFAC, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (“Consolidated Sanctions Lists”), or a person or entity prohibited or restricted by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by, acting on behalf of, or controlled by, one or more persons described in subsections (i) or (ii), (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, or the Crimea, so-called Donetsk People’s Republic or so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to trade restrictions by the United States, (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, Military End User List or Unverified List or the U.S. Department of State’s Debarred List, (v) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vi) a non-U.S. shell bank or is providing banking services indirectly to a non-U.S. shell bank. (collectively, (i) through (vi), a “Restricted Person”). The Subscriber agrees to provide law enforcement agencies, if requested thereby, records relating to its sanctions compliance as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. The Subscriber represents that no monies used to purchase the Subscription Shares have been or will be derived from any Restricted Person, or from activity undertaken in violation of sanctions laws, anti-money laundering laws, or Anti-Corruption Laws. The Subscriber also represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”) or any other applicable anti-money laundering laws or regulations, that the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act or other applicable anti-money laundering laws or regulations. The Subscriber also represents that, to the extent required and permitted by applicable law, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs and the Consolidated Sanctions Lists, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations. The Subscriber further represents and warrants that, to the extent required and permitted by applicable law, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscription Shares were legally and were not obtained, directly or indirectly, from a Restricted Person. “Anti-Corruption Laws” is defined to mean applicable laws or regulations relating to anti-bribery or anti-corruption, including without limitation, the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, in each case as amended from time to time.

5.16 The Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof, the Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or short sale positions with respect to the securities of PubCo or SPAC. Notwithstanding the foregoing, in the case of the Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Subscriber’s assets, the representation set forth in this Section 5.16 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Shares covered by this A&R Subscription Agreement.

5.17 If the Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code or other laws or regulations that are similar to such provisions, then the Subscriber represents and warrants that neither PubCo, SPAC, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscription Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscription Shares.

5.18 The Subscriber has, or has received binding and enforceable commitments to have, and at the Closing will have, sufficient immediately available funds to pay the Subscription Price and consummate the Closing.

5.19 The Subscriber understands and agrees not to engage in any hedging transactions involving any of the Subscription Shares unless such transactions are in compliance with the provisions of the Securities Act and in each case only in accordance with applicable state securities laws.

5.20 No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this A&R Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on PubCo or SPAC.

5.21 If the Subscriber is a Foreign Subscriber, the Subscriber (i) is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscription Shares, (ii) is purchasing the Subscription Shares pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the Subscriber is permitted to purchase the Subscription Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions, (iii) acknowledges that the applicable securities laws of the authorities in the International Jurisdiction do not require PubCo to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of any of the Subscription Shares, and (iv) represents and warrants that the acquisition of the Subscription Shares by the Subscriber does not trigger: (x) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction, (y) any continuous disclosure reporting obligation of PubCo in the International Jurisdiction, and the Subscriber will, if requested by PubCo, deliver to PubCo a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii), (iii) and (iv) above to the satisfaction of PubCo, acting reasonably.

5.22 The Subscriber acknowledges that, in addition to acting as Placement Agent for SPAC with respect to the Transactions, Cantor Fitzgerald & Co. is acting as financial advisor to the Company in connection with the Transactions and that Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as capital markets advisors to the Company with respect to the Transaction.

5.23 The Placement Agents and their directors, officers, employees, affiliates, representatives and controlling persons have made no independent investigation with respect to the Company, PubCo, SPAC or the Subscription Shares or the accuracy, completeness or adequacy of any information supplied to them by PubCo, the Company or SPAC.

5.24 Prior to the Closing, the Subscriber agrees to promptly notify the PubCo, SPAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of such party set forth herein are, to its knowledge, no longer accurate.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF FOSUN AND THE COMPANY

Each of Fosun and the Company represents and warrants to the Subscriber, PubCo, SPAC and the Placement Agents as follows:

6.1 Such party is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

6.2 Such party has full power and authority to enter into this A&R Subscription Agreement. This A&R Subscription Agreement, when executed and delivered by such party, will constitute the valid and legally binding obligation of such party, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.3 The execution, delivery and performance of this A&R Subscription Agreement by such party and the consummation of the transactions contemplated by this A&R Subscription Agreement by such party (i) have been duly authorized and approved by all necessary and action and (ii) will not result in any violation or default (a) under its charter, bylaws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which it is bound, (b) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (c) under any note, indenture or mortgage to which it is a party or by which it is bound, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (e) of any provision of federal or state statute, rule or regulation applicable to it, in each case (other than clauses (i) and (ii)(a)), which would have a material adverse effect on such party or its ability to consummate the transactions contemplated by this A&R Subscription Agreement.

6.4 No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of such party in connection with the consummation of the transactions contemplated by this A&R Subscription Agreement.

ARTICLE VII

NO OTHER REPRESENTATIONS AND WARRANTIES

7.1 Except for the specific representations and warranties contained in Article IV, none of PubCo nor any person on behalf of PubCo, including without limitation any placement agent for the sale of the Subscription Shares nor any of PubCo’s affiliates or representatives (collectively, the “PubCo Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to PubCo, the Transactions, the offering of the Subscription Shares, the transaction contemplated hereby or any other matter, and the PubCo Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by PubCo in Article IV and in any certificate or agreement delivered by PubCo pursuant hereto, the Subscriber specifically disclaims that it, or anyone on its behalf, is relying upon any other representations or warranties that may have been made by any PubCo Party.

7.2 Except for the specific representations and warranties contained in this Article V and in any certificate or agreement delivered pursuant hereto, none of the Subscriber nor any person acting on behalf of the Subscriber nor any of the Subscriber’s affiliates (collectively, the “Subscriber Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Subscriber and this offering, and the Subscriber Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Subscriber in Article V and in any certificate or agreement delivered by the Subscriber pursuant hereto, each of PubCo and SPAC specifically disclaims that it, or anyone on its behalf, is relying upon any other representations or warranties that may have been made by any Subscriber Party.

ARTICLE VIII

REGISTRATION RIGHTS

8.1 The Subscriber shall have registration rights as set forth in Exhibit A hereto.

ARTICLE IX

NO SHORT SALES

9.1 For purposes of this Article IX, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing in this Article IX shall prohibit other entities under common management with Subscriber that have no knowledge of this A&R Subscription Agreement or of Subscriber’s Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers or desks managing other portions of such Investor’s assets, the limitations set forth in the first sentence of this Article IX shall only apply with respect to the portion of assets managed by the portfolio managers or desks that made the investment decision to purchase the Subscription Shares covered by this A&R Subscription Agreement.

ARTICLE X

TRUST ACCOUNT WAIVER

10.1 The Subscriber acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, share exchange, asset acquisition, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Subscriber further acknowledges that, as described in the final prospectus of SPAC, dated January 21, 2021, related to its initial public offering (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of PubCo and SPAC entering into this A&R Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Subscriber, on behalf of itself and its Representatives, hereby (i) agrees that it does not now and shall not at any time thereafter have any right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and shall not make any claim against the Trust Account, in each case, to the extent such claim arises as a result of, in connection with or relating in any way to this A&R Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with PubCo or SPAC, and (iii) will not seek recourse against the Trust Account for any reason whatsoever. The Subscriber agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this A&R Subscription Agreement, the transactions contemplated hereby or the Subscription Shares regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. The Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscription Shares pursuant to PubCo’s organizational documents in connection with the Transactions or any other business combination, any subsequent liquidation of the Trust Account, SPAC or PubCo or otherwise. In the event the Subscriber has any claim against PubCo or SPAC as a result of, or arising out of, this A&R Subscription Agreement, the transactions contemplated hereby or the Subscription Shares, it shall pursue such claim solely against PubCo, SPAC and their assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

ARTICLE XI

TERMINATION

11.1 This A&R Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereto hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms without the Business Combination Closing having occurred, (b) the mutual written agreement of each of the parties hereto to terminate this A&R Subscription Agreement, (c) if any of the conditions to the Closing set forth in Article III are not satisfied, and are not waived by the party entitled to grant such waiver, on or prior to the Closing and, as a result thereof, the transactions contemplated by this A&R Subscription Agreement are not consummated immediately after the Business Combination Closing and (d) the Outside Date, if the Business Combination Closing has not occurred on or before such date; provided, that no termination of this A&R Subscription Agreement will relieve any party hereto from liability for any willful breach hereof prior to the time of such termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. PubCo shall notify the Subscriber of the termination of the Business Combination Agreement promptly after such termination. Notwithstanding the foregoing, Article X, this Article XI and Article XII shall survive the termination of this A&R Subscription Agreement.

ARTICLE XII

GENERAL PROVISIONS

12.1 Third-Party Beneficiaries. Each party hereto acknowledges that the Placement Agents are relying on the acknowledgements, understandings, agreements, representations and warranties contained in this A&R Subscription Agreement and further acknowledges that the Placement Agents are third-party beneficiaries with the right of enforcement of Article IV, Article V, Article VI and this Article XI, in each case, on their own behalf and not, for the avoidance of doubt, on behalf of PubCo, SPAC or the Company. The Subscriber acknowledges and agrees that the purchase by the Subscriber of Subscription Shares from PubCo will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein by the Subscriber as of the time of such purchase. Except as expressly provided in this A&R Subscription Agreement, including this Section 12.1, a person who is not a party to this A&R Subscription Agreement has no right to enforce any term of, or enjoy any benefit under this A&R Subscription Agreement.

12.2 Non-Reliance and Exculpation.

(a) The Subscriber acknowledges and agrees that (i) each of the Placement Agents is acting solely as placement agent in connection with the purchase of the Subscription Shares and is not acting as an underwriter or in any other capacity, except as set forth herein, and is not and shall not be construed as a fiduciary for any Subscriber, the Company, SPAC, PubCo or any other person or entity in connection with the purchase of the Subscription Shares, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the purchase of the Subscription Shares and (iii) the Placement Agents will have no responsibility or liability with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the purchase of the Subscription Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, PubCo, SPAC or the purchase of the Subscription Shares.

(b) The Subscriber further agrees that neither the Placement Agents nor any of their affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable (including in contract, tort, under federal or state securities laws or otherwise) to the Subscriber pursuant to this A&R Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares. On behalf of itself and its affiliates and any of its or their respective control persons, officers, directors or employees, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby. The Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the placement of the Subscription Shares. The Subscriber undertook this investment freely and after obtaining independent legal advice.

12.3 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the Parties for the purpose of this A&R Subscription Agreement are:

If to SPAC:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

If to the Company or PubCo:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to the Subscriber:

At the Subscriber’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 12.3.

If to Fosun:

Fosun International Limited

16F, Tower S1, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Houlin ZHANG

Email: zhanghl@fosun.com

12.4 Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

12.5 Entire Agreement. This A&R Subscription Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including the Original Agreement.

12.6 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this A&R Subscription Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this A&R Subscription Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this A&R Subscription Agreement, except as expressly provided in this A&R Subscription Agreement.

12.7 Assignments; Successors and Permitted Assigns. No party hereto may assign either this A&R Subscription Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that the Subscriber may assign its rights and obligations under this A&R Subscription Agreement to one or more of its affiliates or another person acceptable to PubCo, provided that no such assignment shall relieve the Subscriber of its obligations hereunder if any such affiliate fails to perform such obligations. Except as otherwise provided herein, this A&R Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

12.8 Counterparts. This A&R Subscription Agreement may be executed in two or more counterparts (including by facsimile or electronic mail or in .pdf), each of which will be deemed an original but all of which together will constitute one and the same instrument.

12.9 Headings. The section headings contained in this A&R Subscription Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this A&R Subscription Agreement.

12.10 Governing Law; Arbitration. This A&R Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this A&R Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this A&R Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction. All disputes arising out of or in connection with this A&R Subscription Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place or legal seat of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

12.11 Amendments. This A&R Subscription Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of PubCo, SPAC and the Subscriber.

12.12 Severability. The provisions of this A&R Subscription Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this A&R Subscription Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

12.13 Expenses. Each of PubCo, SPAC and the Subscriber will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this A&R Subscription Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. PubCo shall be responsible for the fees of its transfer agent, stamp taxes and all of the DTC’s fees associated with the issuance of the Subscription Shares.

12.14 Construction. The parties hereto have participated jointly in the negotiation and drafting of this A&R Subscription Agreement. If an ambiguity or question of intent or interpretation arises, this A&R Subscription Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this A&R Subscription Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include” “includes” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this A&R Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this A&R Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

12.15 Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

12.16 Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by PubCo or SPAC, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this A&R Subscription Agreement.

12.17 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this A&R Subscription Agreement was not performed in accordance with the specific terms hereof or was otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that the parties shall be entitled to enforce specifically the terms and provisions of this A&R Subscription Agreement and may also seek preliminary injunctive relief in any court of competent jurisdiction in addition to any other remedy to which such party is entitled at law or in equity.

Remainder of page intentionally left blank

IN WITNESS WHEREOF, the undersigned have executed this A&R Subscription Agreement to be effective as of the date first set forth above.

SUBSCRIBER:

FOSUN FASHION HOLDINGS (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

Address for Notices:

Email: chenggong@fosun.com

Fax: N/A

Telephone Number: N/A

Subscriber’s EIN: N/A

Number of Subscription Shares:	13,327,225
Purchase Price per Subscription Share:	USD10.00
Aggregate Purchase Price for Subscription Shares:	USD133,272,250
Name in which the Subscription Shares are to be registered (if different):	N/A

[Heritage – Signature Page to A&R PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this A&R Subscription Agreement to be effective as of the date first set forth above.

PUBCO:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to A&R PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this A&R Subscription Agreement to be effective as of the date first set forth above.

SPAC:

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: CEO

[Heritage – Signature Page to A&R PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this A&R Subscription Agreement to be effective as of the date first set forth above.

FOSUN:

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director / Authorized Signatory

[Heritage – Signature Page to A&R PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this A&R Subscription Agreement to be effective as of the date first set forth above.

COMPANY:

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to A&R PIPE Subscription Agreement]

Exhibit 10.2

EXECUTION VERSION

AMENDMENT NO. 1 TO SPONSOR SUPPORT DEED

This AMENDMENT NO. 1 (this “Amendment”), dated October 28, 2022, to the Sponsor Support Deed (as defined below), is made by and among:

(1)	Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”);

(2)	Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”);

(3)	Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”);

(4)	Primavera Capital Acquisition LLC, a Cayman Islands limited liability company (the “Sponsor”); and

(5)	the other Persons set forth on Schedule I of the Sponsor Support Deed (together with the Sponsor, the “Sponsor Parties”).

SPAC, the Company, PubCo and the Sponsor Parties are hereinafter referred to as the “Parties” and each a “Party”. Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Sponsor Support Deed.

RECITALS

WHEREAS, the Parties entered into a Sponsor Support Deed, dated March 23, 2022 (as may be amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Sponsor Support Deed”), pursuant to which the Parties intend to agree to certain matters as a condition to the willingness of the Company and PubCo to enter into the Business Combination Agreement and to consummate the transactions contemplated therein;

WHEREAS, Section 3.6 of the Sponsor Support Deed provided that the Sponsor Support Deed shall not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the Parties; and

WHEREAS, the Parties wish to amend the Sponsor Support Deed as provided herein in accordance with Section 3.6 thereof.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Section 1. Amendments.

(a) Section 1.4(g) of the Sponsor Support Deed is hereby amended to read in its entirety as follows:

“(g) The Sponsor hereby covenants that it (i) will accept the transfer for nil consideration, immediately upon completion of the PubCo Share Sub-division, all of the PubCo Shares then held by Fosun Fashion Holdings (Cayman) Limited to the Sponsor in accordance with Section 2.1(b) of the Business Combination Agreement, and (ii) will surrender for nil consideration, at the Initial Merger Effective Time, all of the PubCo Shares held by it immediately prior to the Initial Merger Effective Time, in accordance with Section 2.2(f)(v) of the Business Combination Agreement.”

1

(a) Schedule I of the Sponsor Support Deed is hereby amended to read in its entirety as Schedule I hereto.

Section 2. No Other Amendment. The Parties hereby confirm that, except as expressly set forth herein, the terms and conditions of the Sponsor Support Deed shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect. All references to the “Deed” or the “Sponsor Support Deed” in the Sponsor Support Deed and any other Transaction Document shall be deemed to mean the Sponsor Support Deed, as amended by this Amendment.

Section 3. Miscellaneous. Sections 3.4 to 3.10 of the Sponsor Support Deed are incorporated herein by reference; provided that, in each case, reference to “this Deed” therein shall mean this Amendment.

Section 4. Effectiveness. This Amendment shall become effective immediately on the date hereof.

Section 5. Governing Law; Arbitration.

(a) This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Amendment shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6. Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Sponsor Support Deed and each other Transaction Document.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

2

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
PRIMAVERA CAPITAL ACQUISITION LLC	)
by its duly authorised representative	)
Tong Chen	)
in the presence of:	)	/s/ Tong Chen

/s/ Tsang Tracy
Witness
Name: Tsang Tracy
Title: Executive Assistant

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
FRED HU	)
in the presence of:	)	/s/ Fred Hu

/s/ Tsang Tracy
Witness
Name: Tsang Tracy
Title: Executive Assistant

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
TONG CHEN	)
in the presence of:	)	/s/ Tong Chen

/s/ Tsang Tracy
Witness
Name: Tsang Tracy
Title: Executive Assistant

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
CHENLING ZHANG	)
in the presence of:	)	/s/ Chenling Zhang

/s/ Luis Arcentales
Witness
Name: Luis Arcentales
Title: Witness

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
MUKTESH PANT	)
in the presence of:	)	/s/ Muktesh Pant

/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
TERESA ANNE TEAGUE	)
in the presence of:	)	/s/ Teresa Anne Teague

/s/ Kirsty Pocock
Witness
Name: Kirsty Pocock
Title: Partner

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
SONIA CHENG	)
in the presence of:	)	/s/ Sonia Cheng

/s/ Nancy Tai
Witness
Name: Nancy Tai
Title: Executive Assistant

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
PRIMAVERA CAPITAL ACQUISITION CORPORATION	) )
by its duly authorised representative	)
Tong Chen	)
in the presence of:	)	/s/ Tong Chen

/s/ Tsang Tracy
Witness
Name: Tsang Tracy
Title: Executive Assistant

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
FOSUN FASHION GROUP (CAYMAN) LIMITED	) )
by its duly authorised representative	)
Yun CHENG	)
in the presence of:	)	/s/ Yun CHENG

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
LANVIN GROUP HOLDINGS LIMITED 复朗集团	) )
by its duly authorised representative	)
Yun CHENG	)
in the presence of:	)	/s/ Yun CHENG

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage - Signature Page to Amendment No. 1 to Sponsor Support Deed]

Exhibit 10.3

EXECUTION VERSION

Primavera Capital Acquisition Corporation (“SPAC”)

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Lanvin Group Holdings Limited 复朗集团 (“PubCo”)

Fosun Fashion Group (Cayman) Limited (the “Company”)

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2

Shanghai, 200010, China

Fosun Fashion Holdings (Cayman) Limited (“FFH”)

PO Box 309, Upland House

Grand Cayman KY1-1104

Cayman Islands

October 28, 2022

Re:	Certain Arrangements

Dear Sirs:

Reference is made to (i) the Shareholder Support Deed, dated March 23, 2022, by and among SPAC, the Company, PubCo, FFH and certain other parties thereto (as may be amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Company Shareholder Support Deed”) and (ii) the letter agreement regarding certain arrangements, dated October 17, 2022, by and among SPAC, PubCo, the Company and FFH (as may be amended, supplemented, modified and varied in accordance with the terms therein from time to time, the “Letter Agreement”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Company Shareholder Support Deed or the Letter Agreement, as applicable.

1.

Each of the parties hereto confirms, acknowledges and agrees that, notwithstanding anything to the contrary in the Company Shareholder Support Deed or the Letter Agreement to the contrary, FFH shall not be obligated to surrender any Company Ordinary Share pursuant to either Section 1.6(e) and Schedule I of the Company Shareholder Support Deed or pursuant to paragraph 1 and Schedule I of the Letter Agreement.

2.

FFH hereby confirms, acknowledges and agrees that the Company Shareholder Support Deed and all of its obligations thereunder shall not be or deemed to be amended, changed, supplemented, waived or otherwise modified or terminated by this letter agreement and shall continue in full force and effect. Without limitation to the foregoing, FFH hereby expressly confirms, acknowledges and agrees that all of the provisions of Article I of the Company Shareholder Support Deed other than Section 1.6(e)(i) continue to apply in full force and effect to FFH as a Company Shareholder thereunder, notwithstanding any amendment to the Business Combination Agreement, as if each of those provisions had been repeated herein on the date hereof and immediately after the effectiveness of each such amendment.

1

3.	This letter agreement shall become effective on the date hereof.

4.	This letter agreement shall constitute a Transaction Document for purposes of the Company Shareholder Support Deed and each other Transaction Document.

5.

This letter agreement, and any claim or cause of action hereunder based upon, arising out of or related to this letter agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this letter agreement, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

6.

All disputes arising out of or in connection with this letter agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

7.	Sections 3.5 to 3.11 of the Company Shareholder Support Deed are incorporated herein by reference; provided that, in each case, reference to “this Deed” therein shall mean this letter agreement.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: CEO

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as a deed as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED 复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as a deed as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to Letter Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed as a deed as of the date first written above.

FOSUN FASHION HOLDINGS (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage – Signature Page to Letter Agreement]

Exhibit 99.1

INVESTOR PRESENTATION November 2022

BUILDING THE NEW LUXURY

TABLE OF CONTENTS A UNIQUE GLOBAL PLATFORM FINANCIAL INFORMATION TRANSACTION OVERVIEW PORTFOLIO OF ICONIC BRANDS SECTION I PAGE 7 SECTION III PAGE 36 SECTION IV PAGE 44 SECTION II PAGE 25 3

FOSUN AN INNOVATION-DRIVEN CONSUMER GROUP

Founded in 1992, Fosun's mission is to provide high-quality products and services for families around the world in health, happiness, wealth and intelligent manufacturing segments.

Through continuous innovation, Fosun has achieved rapid development by capitalizing on high-growth sectors. It constantly fosters industry champions that go public with IPOs in different sectors of consumer, healthcare, etc.

FOSUN 复星	豫园股份 YUYUAN Inc.	FOSUN PHARMA 复星医药	FOLIDAY 复星旅文	LANVIN GROUP 复朗集团
HKEx LISTED	SSE LISTED	SSE & HKEx LISTED	HKEx LISTED	
	One of the earliest listed companies in China and leading landmarks of Shanghai	Global first-tier enterprise in pharmaceutical and healthcare market	A leading leisure tourism resorts group worldwide	A global luxury fashion group
NO. 46 2021 China Top 500 Private Firms	**~45M** Annual Visitors of Yu Garden Business District [1]	**NO. 7** China Top 100 Pharmaceutical Companies [2]	**65** Club Med Resorts [4]	**5** Heritage Brands
NO. 459 2021 Forbes Global 2000	**100,000 SQM** Business Property [1]	**~9,000** Retail Pharmacies of Sinopharm in China [2]	**~4.6M** Atlantis annual visitors [4]	**~1,200** POS Worldwide
€22.3B 2021 Revenue	**€8.6B** Brand Value [1]	**€16.6B** Market Cap (A-share) [3]	**6M+** VIP Memberships [4]	**+31% CAGR** 2021-2025 Revenue [5]
€111.6B 2021 Total Assets Forbes 2021 GLOBAL 2000 WORLD'S LARGEST PUBLIC COMPANIES	**€7.1B** 2021 Revenue	**€5.4B** 2021 Revenue	**€1.3B** 2021 Revenue	**€333M** 2021 Pro Forma Revenue [5]

Source: Capital IQ and Company Filing.
Note: (1) Data as of 2019.
(2) Published by PRC Ministry of Industry and Information Technology in August 2021.
(3) Market capitalization as of March 18, 2022.
(4) Data as of 2020.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

4

PRIMAVERA CAPITAL
LANVIN GROUP'S OPTIMAL PARTNER

PRIMAVERA CAPITAL AT A GLANCE

AUM (1) US$17B	MOC (2) 3.7X
Investment Professionals(3) ~80	Global LPs outside of China ~95%

PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP

- Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., founded by Dr. Fred Hu
- Lead investor in landmark transactions with top-notch returns
- Long-term track record in helping global companies to expand in Asia and China
- Deep operational and value creation capabilities centered on digitalization and localization
- Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, and Yum! China as well as their ecosystems



DR. FRED HU
Founder

RENOWNED ECONOMIST AND INVESTOR

- Nearly 30 years of investment and leadership experience
- Instrumental in building Goldman Sachs' Asia Pacific franchise
- Key current board & other roles in public & private sectors



MAX CHEN
Chairman & CEO

OVER 15 YEARS OF INVESTEMNT EXPERIENCE

- Over 15 years of investment and capital raising experience
- Deep industry knowledge of the China consumer sector
- Extensive experience in implementing key operational changes to investee companies

Note: (1) AUM as of March 17, 2022.
(2) Gross multiple of capital for realized and partially realized USD investments as of June 30, 2021.
(3) Number of investment professionals as of April 12, 2022.

5

LANVIN GROUP BY THE NUMBERS

5
Heritage brands with more than 390 years of history combined

POS worldwide
~1200

80+
Country presence [4]

Retail stores [3]
~300

Vertically integrated production facilities
6

Employees globally
~3600

STRONG TOPLINE GROWTH FROM 2020 TO 2025 [1]



Projected Revenue € in millions
21-25 CAGR: +31%
€270
€333(5)
€473
€615
€808
€989
2020PF
2021PF
2022E
2023E
2024E
2025E

+31% Revenue CAGR FY21-25

+43% Retail Revenue CAGR FY21-25

+40% E-Commerce Revenue CAGR FY21-25

200+ New Store Openings [3] Worldwide FY21-25

REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY [2]



Projected Revenue by Region, %
North America
Greater China
Others
33%
14%
5%
48%
2021PF
EMEA
Greater China
14%
2021PF
86%
Others
Greater China
28%
2025E
72%
Others

+56% Greater China Revenue CAGR FY21-25

5x Revenue Growth in Greater China FY21-25

28% Greater China Sales Percentage in FY25

100+ New Store Openings [3] in Greater China FY21-25

Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution and based on management accounts. 2022E - 2025E revenues include contributions from potential new investments.
(2) Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward.
(3) Directly owned stores include retail, outlet and pop-up stores.
(4) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.
(5) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

6

A UNIQUE GLOBAL LUXURY PLATFORM Section I

A LEADING GLOBAL LUXURY GROUP WITH UNPARALLELED ACCESS TO ASIA GLOBAL LUXURY PLATFORM A global luxury fashion group with a strong foundation in Europe and significant growth opportunities in North America and Asia, the main growth drivers of the highly attractive and resilient global luxury markets. DIVERSE HERITAGE BRANDS Diverse portfolio of 5 iconic luxury heritage brands, empowered by one-of-a-kind strategic alliance. PROVEN TRACK RECORD Proven market outperforming track record with significant future runway through organic growth and acquisitions. UNIQUE MANAGEMENT STRUCTURE Seasoned management team structured by a unique “Dual-Engine” model and complementary creative interface. CRAFTSMANSHIP & SUSTAINABILITY Perfection of luxury craftsmanship with a core focus on sustainability. EXCITING INVESTMENT OPPORTUNITY Opportunity to invest in an emerging luxury platform with a synergistic business model and compelling risk-adjusted returns.

A HIGHLY ATTRACTIVE AND RESILIENT PERSONAL LUXURY GOODS MARKET … WITH CHINA BEING THE MAIN GROWTH DRIVER Global Personal Luxury Goods Market Size (€bn) Luxury Goods Spending Breakdown by Nationalities of Customers (€bn) €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €283 €380 €310 30% €281 €283 20% €244 10% 55% €220 0% RoW 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 77% -10% €150 -20% -30% -40% €76 -50% 45% -60% Chinese 23% -70% // 1996 2006 2016 2019 2020 2021E 2022E 2025E Tourism Cruise Luxury Food 2021E 2025E Luxury Hotels Personal Luxury Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Euromonitor. Section I 9

UNIQUELY POSITIONED TO CAPTURES THE FASTEST GROWING LUXURY MARKET IN THE WORLD … … LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD MARKET CAP Source: Market Cap as of September 30th 2022, Capital IQ. Section I 10

AND OPERATING GLOBALLY … . LANVIN GROUP RETAIL AND WHOLESALE PRESENCE Lanvin, Shanghai Sergio Rossi, Milan Wolford, Hangzhou is Caruso, Shanghai Wolford, Amsterdam POS (1) Lanvin, Las Vegas St. John, Shanghai Market Growth (2) 2021E – 2025E Market Growth (2) 2021E – 2025E Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, er China area. Section I 11

DIVERSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS SINCE SINCE Invested in 2013 / 2017 Invested in 2018 (92.5% stake) (97.0% stake) The Oldest French Couture Classic, Timeless and House still in Operation Sophisticated American Luxury House SINCE SINCE SINCE Invested in 2018 (58.5% stake) Invested in 2013 / 2017 (100% stake) Largest Luxury Skinwear Invested in 2021 (99.0% stake) Brand in the World The Premier Menswear “Legend of Italian Shoemaker” Manufacturer in Europe in the World Source: Company website. Company information. Note: (1) All figures as of 30th June 2022. Section I 12

EMPOWERED BY ONE-OF-A-KIND STRATEGIC ALLIANCE … . LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES Strong partnerships with e-Com Cross-sector global resources and expertise and consumer market leaders in Asia in creating consumer-driven ecosystems Largest brand e-Commerce Market expertise in expanding business partner in China to Japan’s fashion sector Access to prime luxury and lifestyle locations 360°marketing solutions for luxury and premium brands in China Market expertise, know-how Comprehensive supply chain network and resources in global luxury footwear in sustainable fabric and apparel Section I 13

PROVEN MARKET OUTPERFORMING TRACK RECORD … Lanvin Group Revenue Growth Rate Actual 1H2021 vs. 1H2022 (%) (1,2) 73% 28% 27% EMEA Half-year NA Half-year 23% 18% Revenue 22 vs 21 Revenue 22 vs 21 LANVIN x Gallery DEPT. LANVIN China Capsule Lanvin Group Revenue Growth Rate Wholesale Half-Year DTC Half-Year in EMEA Actual 1H2021 vs. 1H2022 (%) (1,2) Revenue 22 vs 21 Revenue 22 vs 21 91% Iconic HOBO Bag Family 53% 58% 46% 43% Lanvin Brand Global Revenue Growth Rate EMEA Half-year NA Half-year Wolford the “W” Athleisure Collection Actual 1H2021 vs. 1H2022 (%) (1) Revenue 22 vs 21 Revenue 22 vs 21 117% 42% 28% Wolford Half-year DTC Half-year 15% 18% Revenue 22 vs 21 Revenue 22 vs 21 Wolford x NEIWAI Wolford x Amina Muaddi Source: Capital IQ – listed company annual reports. Note: (1) Lanvin Group and Lanvin brand half-year performance compares to other peers. Actual 1H 2021 and 1H 2022 financials of Lanvin Group are reviewed by auditor. (2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section I 14

03

... WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH ...

REINFORCING PRODUCTS & MERCHANDISING

Rebalanced product portfolio
Creative design initiatives

Cross-over and collaboration series
Supply chain support and entry into new categories


Leather Goods


Perfumes & Cosmetics


Athleisure


Brand Collaboration


Sustainability

EXPANDING CHANNEL AND FOOTPRINT

New market entry
Enhanced shopping experience

Optimized channel mix
E-commerce penetration


c. 300
460+
2021A
2025E
Footprint Expansion [1]


Omni-Channel Distribution

RENEWING BRANDING & MARKETING

Renewed brand image
Localized story-telling

Digital marketing and content management
Influencer marketing and celebrity endorsement


Target Young / Gen-Z customers


Culture Relevancy


Celebrity and KOL Endorsement

LEVERAGING CHINA ENGINE

360° brand operation by local team
Support from strategic partners

Dedicated content and product offering
Online and offline expansion


Lanvin x Yu Garden


Livestreaming


Wolford, Hangzhou


Caruso, Shanghai


Lanvin, Shanghai

Note: (1) DOS as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores.

Section I 15

AND ACQUISITIONS FROM A SOLID PIPELINE … . FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN EMERGING CONCEPT INCUBATOR FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN FOSUN FASHION GROUP REBRANDS TO LANVIN G Dedicated incubator fund Minority investments in startups in fashion, supply chain, design, e-commerce, etc. DECEMBER APRIL OCTOBER NOVEMBER MAY JULY AND BEYOND FOSUN FASHION GROUP BECOMES STRATEGIC ACQUISITIONS MAJORITY SHAREHOLDER OF SERGIO ROSSI FOSUN FASHION GROUP Potential new investments IS FOUNDED expected in 2022 (1) FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF WOLFORD Potential investment opportunities from 2022 to FOSUN FASHION GROUP BECOMES 2025 MAJORITY SHAREHOLDER OF CARUSO Note: (1) As of the date of this presentation, there have been no definitive agreements executed with respect to either of these new investments. Section I 16

SEASONED MANAGEMENT TEAM … Chairman & Chief Executive Executive President, Operating Partner, Officer, Lanvin Group Lanvin Group Lanvin Group Executive President, Chief Financial Officer, Operating Partner, Lanvin Group Lanvin Group Lanvin Group Creative Director, Lanvin Artistic Director, Sergio Rossi Deputy General Manager, Chief Operating Officer, Deputy Chief Executive Officer, Lanvin Wolford St. John Chief Commercial Officer, Chief Executive Officer, Chief Executive Officer, Wolford Sergio Rossi Caruso Section I 17

STRUCTURED BY A UNIQUE “DUAL-ENGINE” MODEL … … Market Specific Strategy Special Capsule: Local Specific Platforms Local Content, Paralleled Reporting Line Design, Special Targeting Local Events & Story-telling Management at Market Occasion & Fitting Audi BRAND STRATEGY DESIGN & PRODUCTION MARKETING & PR DIG le decision-making process Tailored for local needs, quick Adapted story-telling to Omni-chann with paralleled reporting reaction to market, appeal to local to gain stro structure reduction in cost customer base from c Global Strategy, Main Collection: International Campaigns Budgeting & Resource Aligned Brand DNA Global E-com & Core Engine for Global Supply Platform & CRM Consistent Brand Image Growth Chain

AND COMPLEMENTRY CREATIVE INTERFACE TO CAPTURE RISING DEMAND. … . A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS Special Capsule/ Crossover Designer 1 SKU Buy/ Freelance Designer 1 Designer 2 Fashion Pieces Freelance Designer 2 Commission Design Studio Design Support Kniting Design Designer 1 Designer 2 Commercial Pieces Print Design Embroidery Design Section I 19

PERFECTION OF LUXURY CRAFTMANSHIP … In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings signed his 1st shoes, in the world OPANCA, a summer sandal In 1965, St. John developed a In 1958, Raffaele Caruso, a unique wool blend yarn, with a Neapolitan tailor, started special twist that became a the operations in Soragna, signature to the brand Parma Section I 20

… WITH A CORE FOCUS ON SUSTAINABILITY.

05

SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP'S GROWTH STRATEGY

Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth.
The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed to a process of continual improvement on these important matters as a key driver of future growth.

WOLFORD IS THE FIRST AND THE ONLY COMPANY IN THE APPAREL INDUSTRY THAT RECEIVES "CRADLE TO CRADLE" CERTIFICATION (1)

700

M³ water / day from own water source, saving 50% by recycling already heated waste water


SHOP

2015

Since then Wolford is the world's first tights producer recognized as a bluesign® system partner



SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY



100%

Of purchased electricity certified as produced from renewable sources for our Italian factory, offices and stories

1,000+

Tons of CO_2 avoided thanks to the purchase of certified electricity and our photovoltaic system

-43%

Of electricity and natural gas consumption in 2020 with respect to 2017

592,203

KWH of electric energy produced by our photovoltaic panels installed in San Mauro Pascoli, both sold and used

63%

Of our employees are women

37%

Of our employees are men

65%

Of our technicians and artisans have been with us for more than 10 years


Sergio Rossi Family

Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable).

Section I 21

OPPORTUNITY TO INVEST IN ANEMERGING LUXURY PLATFORM… 06 GLOBAL BUSINESS SATRTUP HIGH GROWTH FOOT IN THE DOOR

WITH A SYNERGISTIC BUSINESS MODEL cturing Group Synergy Full spectrum resource sharing Best practice sharing Bundle contract Risk Diversification Balanced portfolio Global knowledge Market Expertise Unique expertise and resources in China Section I 23

AND COMPELLING RISK – ADJUSTED RETURNS. 06. Develop a global expansion strategy A number of luxury brands have seen strong Leverage attractive resurgence. Normally, it will take 5-6 years A lot of luxury brands used to be in market demographic of for 2-3x leap in revenues. a challenging situation. When the digital / millennials / high-creative direction and strategic income earners Operational value-add vision were correctly positioned, these brands became most Return successfully revived houses. Emerging Markets Focused Platform Investments in high quality assets with diverse markets and product categories Proven track record and unique strategic ecosystem Compared with an Core existing growth independent luxury brand, avenues with emerging a luxury group with different markets as optional upside portfolios can not only diversify the risks but also leverage resources within the same group. Typical Fashion Platform – Mature Market Focus Risk Section I 24

DIVRSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS Section II

ONE OF THE OLDEST FRENCH COUTRE HOUSES STILL IN OPERATION “PEARL OF THE CROWN” IN FRENCH HISTORY Iconic French brand and one of the world’s oldest luxury houses currently in operation since 1889 Synonymous with classic Parisian elegance A scarce, full-category luxury house for men, women and kids Products ranging from apparel to leather goods, footwear, accessories and fragrances Points of Sale (1) Directly Operated Stores Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

LANVI AT AGLANCE COMPREHENSIVE PRODUCT OFFERING Jewelry Footwear Leather Goods Womenswear Menswear UNMATCHED BRAND HERITAGE AND ARCHIVE The world’s oldest couture house still in operation since 1889 ELEVATED BRAND PRESENCE 22 Faubourg, Paris AROUND THE GLOBE With successful penetration into digital SOHO, New York BFC, Shanghai

ONE OF THE WORLD’S LARGEST LUCURY SKINWEAR BRANDS EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards Successful diversification into leisurewear and athleisure Mono-brand Points of Sale (1) Directly Operated Stores Wholesale Partners (2) Countries Penetrated (3) Note: (1) Points of Sale as of 31st December 2021, including retail, outlet, pop-up stores and wholesale boutiques. (2) Wholesale partner doors include department stores and specialist retail stores. (3) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage.

WOLFORD AT A GLANCE

1 DIVERSE SKINWEAR PRODUCT LINE-UP



- LEGWEAR
- BODYSUITS
- ATHLEISURE
- READY-TO-WEAR
- LINGERIE
- BEACHWEAR

2 RENEWED BRAND POSITIONING THROUGH THREE PILLARS


Wolford





3 REVAMPING BRANDING & MARKETING

DIGITAL MARKETING AND CONSUMER COMMUNICATION



Brand Ambassador



Digital Marketing

CELEBRITIES & KOL MARKETING





Section II 29

LEGEND OF SHOEMAKER IN THE WORLD HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND Made-in-Italy luxury footwear brand since 1951 Deeply rooted in the creativity and expertise of its eponymous founder Brand DNA built around quality, craftsmanship, authenticity and Italian heritage Handmade shoes for sophisticated, smart and effortlessly chic women Successful diversification into men’s footwear category Points of Sale (1) Directly Operated Stores Wholesale Doors Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 30

SERFIO ROSSI AT AGLASNCE SERGIO ROSSI 14,000 Documents and images digitalized 6,000+ Archived Shoes and Accessories “The Living Heritage” Archive HANNEL AND DIGITALLY- London Mount “Phygital” Store Shanghai Reel, CN Street, UK Monte Napoleone, IT Section II 31

CLASSIC, TIMELESS AND SOPHISCATED AMERICAN LUXURY HOUSE A FASCINATING COMBINATION OF CRAFT AND COUTURE Founded in 1962 on the premise of a simple, elegant, and versatile knit dress Great American design – timeless elegance, unsurpassed quality and craftsmanship Targeting affluent women – the preeminent brand in knitwear Vertically integrated with luxury craftsmanship and global distribution network Points of Sale (1) Directly Operated Stores Countries and Regions Penetrated (2) Social Media Impressions Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 32

ST. JOHN AT A GLANCE

1 THE PRODUCT

Function, comfort and beauty

DAY COLLECTION



EVENING WEAR



ACCESSORIES



2 LUXURY CRAFTSMANSHIP

Commitment to creating the finest, most luxurious knitwear in the world



3 UNIQUE AMERICAN HERITAGE



1960s
Maria Gray



1970s
Exotic Yarn



1980s
Evening Collection



1990s
St. John Boutique



2000s
Angelina Jolie

First Ladies in St. John



Hillary Clinton



Michelle Obama



Jill Biden

Section II 33

THE PREMIER MENSWEAR MANUFACUTER IN EUROPE LEADING HIGH-END MENSWEAR PLAYER Founded in Soragna, Italy in 1958 by the legendary tailor Raffaele Caruso from Naples Together with Fabbrica Sartoriale Italiana, it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe Caruso has evolved from a project manufacturer into a luxury lifestyle Made-in-Italy brand Points of Sale (1) Seamstresses and Master Tailors Sleeve Units / Year (Capacity) Trouser Units / Year (Capacity) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. Section II 34

CARUSO AT A GLANCE TWO INTERTWINED AND SYNERGISTIC BUSINESSES Revamped Maison business with rich heritage in manufacturing Luxury lifestyle, Made-in-Italy brand PLAYFUL TAILORING ELEGANCE TO MENSWEAR & ELOPMENT TINUOUS AND RENEWED BUSINESS Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 35

FINANCIAL INFORMATION Section III

LANVIN GROUP’S NUMBERS AT A GLANCE 2021PF 2021PF 2021PF Global Revenue Greater China Revenue North America Revenue 2021PF 2021PF 2021PF Global Revenue Growth Greater China Revenue Growth North America Revenue Growth vs 2020PF vs 2020PF vs 2020PF 2021PF-2025E CAGR 2021PF-2025E CAGR 2021PF-2025E CAGR Global Revenue Greater China Revenue North America Revenue Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and the PF revenue include Sergio Rossi 12 months contribution in 2020PF and 2021PF. 2025E Revenue include contributions from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 37

LANVIN GROUP’S CURRENT TRADING (1) (1) Adj. EBITDA (31%) (18%) Margin % Actual 1H 2021 Actual 1H 2022 €202 €117 (€36) (€36) Actual 1H 2021 Actual 1H 2022 Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group global revenue and adjusted EBITDA are reviewed by the auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. (2) Actual 1H22 Adjusted EBITDA improved to € (35.5) million from € (35.9) million in 1H21, an improvement of €0.4 million. Section III 38

LANVIN GROUP'S KEY FINANCIALS

SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS



Revenue Growth 2020PF-2025E (€mn)[4]
21-25 CAGR: +31%
€270
48
222
€333[6]
57
31[1]
276
€473
57
416
€615
69
546
€808
96
712
€989
114
875
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]



Adjusted EBITDA Growth 2020PF-2025E (€mn)[4,5]
Adj. EBITDA Margin%
(48%)
(25%)
(15%)
(5%)
4%
9%
(116)
(14)
€(130)
(79)
(6)
€(85)
5
(77)
€(72)
9
(38)
€(29)
€30
19
11
€85
23
62
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution[2]
Potential New Investments[3]

Note: (1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from the acquisition date.
(2) Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021.
(3) 2022E - 2025E Revenue and EBITDA include contributions from potential new investments.
(4) Historical figures presented were not audited under PCAOB standards.
(5) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.
(6) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi's contribution from January 1st 2021 to the acquisition date.

Section III 39

LANVIN GROUP’S REVENUE EVOLUTION BY BRANDS CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS €114 €989 €46 €115 €74 €109 €198 (2) €333 (1) Potential New 2021PF 2025E Investments Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. (2) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 40

LAVIN GROUP’S GROWTH WIL BE LED BY ITS GEOGRAPHIC & DISTRBUTION CHANNEL STRATEGY Others Others Greater China Greater 5% China 7% 14% 37% EMEA 28% (3) 48% EMEA Greater China revenue is expected to increase by 5 times as part of dual engine strategy North 33% America 28% North America E-commerce E-commerce 14% 18% 34% (3) Retail Wholesale 48% Retail Wholesale 19% 31% Increasing engagement with customers means lessening reliance on the wholesale segment 11% 6% 9% 10% Others Outlet Outlet Others Note: (1) 2021PF revenue includes Sergio Rossi 12 months contribution. (2) 2025E revenue includes contribution from potential new investments. (3) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 41

LANVIN GROUP'S MARGIN EXPANSION

	2020PF Adj. EBITDA (1)	+€45M 2021PF Adj. EBITDA increase vs 2020PF	2021PF Adj. EBITDA (1)	+€170M 2025E Adj. EBITDA increase vs 2021PF	2025E Adj. EBITDA (2)
Revenue Growth		☑ Revenue increase by **23%**		☑ Revenue increase by ~**2x**	
Gross Margin Expansion		☑ Pricing power & channel mix		☑ Channel mix, product mix upgrade, price increase & supply chain optimization	
Operating Leverage		☑ Cost efficiency & synergies within ecosystem		☑ Positive leverage of unique platform including Milan creative lab and unified digital platform	

Note: (1) 2020PF and 2021PF adjusted EBITDA include Sergio Rossi 12 months contribution. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.
(2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.

Section III 42

LANVIN GRUUP’S HISTORICAL P&L & OUTLOOK (3) Revenue (1) 410 270 333 473 615 808 989 Revenue Growth % -34% 23% 42% 30% 31% 22% Adjusted EBITDA (2) (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under PCAOB standards. (2) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (3) Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 43

TRANSACTION OVERVIEW Section IV

TRANSACTION SUMMARY

TRANSACTION HIGHLIGHTS

$1.3bn Pro-forma Enterprise Value[1]	2.9x EV / FY22E Sales
$1.8bn Pro-forma Equity Value[1]	~55% Existing LG Shareholders Ownership

FINANCING DETAILS

$414m + $80m SPAC Size + FPA	$145m PIPE Size	$50m Private Placement
$654m Primary Proceeds[3]	No Secondary Selldown	

SOURCES & USES[4]

Sources	$m
Cash in Trust	414
PIPE Investors	145
- Initial PIPE Investment[2]	*50*
- Additional Existing Shareholder Loan Conversion	*95*
Private Placement	50
FPA Holders	80
Existing shareholder rollover	1,000
Total Sources	**1,689**

Uses	$m
Existing shareholder rollover	1,000
Cash on Balance Sheet[5]	529
Existing Shareholder Loan Conversion	95
Early PIPE Prepayment Settlement[9]	30
Estimated Transaction Expenses	35
Total Uses	**1,689**

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING[6]



PIPE Investors 8%
Private Placement 3%
FPA Investors 5%[8]
SPAC Shareholders 29%[7]
Existing Shareholders 55%
Roughly ~4.8% of pro forma ownership at closing is owned by management through an ESOP program, providing alignment of incentives

Pro Forma Ownership[6]	NOSH (m)	Value ($m)
Existing Shareholders (Incl. management ownership)	100.0	1,000.0
SPAC Shareholders[7]	52.8	527.5
FPA Investors[8]	9.0	90.0
PIPE Investors	14.5	145.3
Private Placement	5.0	50.0
Total	**181.3**	**1,812.8**

Notes: (1) Calculated from pre-money equity valuation of $1.0bn and assumes pro-forma net cash at listing of $464m, including ~$133m operating lease liabilities as of Jun-22 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 0.9844. (2) Out of $50m PIPE, $30m from Fosun Fashion Holdings (Cayman) Limited has already been prepaid to Lanvin Group in the form of cash in April 2022; (3) Primary proceeds refer to cash on balance sheet received from this DeSPAC transaction (including $30m PIPE prepayment and $95m existing shareholder loan conversion into equity) . (4) Sources and uses assumes no redemption of cash in trust from public shareholders. (5) To be used for M&A, branding and marketing, retail store expansion and general working capital. (6) Pro forma ownership excludes the impact of public and private warrants held by SPAC Holders, FPA investors and the SPAC sponsor. (7) Includes promote shares for the SPAC sponsor and independent directors of the SPAC. (8) Includes promote shares for FPA investors. (9) Refers to the $30m prepayment to Lanvin Group in the form of cash in April 2022.

Section IV 45

LANVIN GRUUP REVENUE GROWTH OUTPACING INDUSTRY PEERS OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR 2022E – 2025E 2022E – 2025E 27.9% 9.5% 9.6% 9.2% 8.5% 8.3% 7.7% 6.8% Median: 8.3% 6.7% 5.6% 2022-2025E Median Source: FactSet and Bloomberg as of September 30, 2022. Section IV 46 Notes: All financials are calendarized to December 31. Projected financials for Lanvin Group (2022E – 2025E) are based on management estimates.

VALUTION BENCHMARKING OF COMPARABLE COMPANIES EV / 2022E SALES 5.0x 4.8x 4.3x 3.1x 3.5x 2.9x 2.6x 2.5x Median: 3.1x 2.4x 2.0x (1) 2022E 2022E Median EV / 2023E SALES 4.5x 4.4x 4.0x 2.9x 3.2x 2.2x2.5x Median: 2.9x 2.2x 2.4x 1.8x (1) 2023E 2023E Median Source: FactSet as of September 30, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rate of EUR / USD of 0.9844. All financials are calendarized to December 31. (1) Assumes no redemptions at the issue price of $10 per Section IV 47 share. Implied multiples of Lanvin Group are based on pro forma enterprise value of $1.3bn.

APPENDIX LANVIN GROUP

WORLD-CLASS ADVISORY TEAM • Board Member, Apollo Strategic Growth • Co-Founder, Rent the Runway • Founder, Nexus Management Group • Board Member, Shutterfly • Partner, Volition Capital • Board Member, Warner Music • Board Member, Rackspace • Board Member, Apollo SPAC • Board Member, Revlon • Board Member, Great Canadian Gaming • Board Member, Party City • Board Member, Man Group • Board Member, NHL Seattle • Board Member, Shutterfly • Board Member, Spring Studios • Chairman, Invest in Canada Appendix 49

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions 26.0 264.0 (Acquired in 2018) 16.6 44.7 54.2 30.0 26.5 66.0 32.7 (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale & Clearance E-commerce Cosmestics FY2025 (Acquired in 2021) 9.4 2.8 130.6 10.4 13.4 20.3 17.5 56.7 47.9 FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores (2) Global New Retail Stores (2) Wholesale E-commerce Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 50

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions 52.7 220.1 (Acquired in 2018) 11.0 3.1 6.6 21.4 111.5 13.8 97.1 FY2020 FY2021 LFL Retail China New (2) Global New (2) Wholesale E-commerce The W FY2025 Stores Growth Retail Stores Retail Stores (Acquired in 2017) 20.6 1.4 189.7 15.1 4.9 31.5 41.7 74.5 66.5 FY2020 FY2021 LFL Retail China New (2) Global New Retail Stores (2) Wholesale E-commerce Others FY2025 Store Growth Retail Stores Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area. Appendix 51

KEY STRATEGIC AREAS PROVINING TREMENDOUS ADDITONAL ROOM FOR GROWH CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS Double DOS # in GC, compared to 2021 21-25 CAGR: +40% % of Total Sales: 18% (1) (1) (1) Zegna (1) (1) (1) Gucci Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021 – 20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 52

KEY STRATEGIC ARE AS PROVIDING TERMENDOUS ADDITONAL ROOM FOR GROWTH CONSERVATIVE CURRENT PROJECTIONS FOR LANVIN COSMETICS & WOLFORD ATHLEISURE BUSINESSES 100% contributed by (1) (1) (1) (1) Source: Company filings. Note: (1) Based on the latest available data on Luxury Cosmetics Sales and Athleisure Companies Sales. Appendix 53

USE OF PROCEDS FREE CASH FLOW POSITIVE IN 2023Q4 $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 ï,ž $140M will be allocated to new investments ï,ž If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) CapEx Branding & Marketing Working Capital New Investments Appendix 54

The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company are included in LGHL’s Registration Statement on Form F-4 (the “Registration Statement”) and will be disclosed in future documents filed or furnished by LGHL and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us and our financial condition and results of operations may be materially adversely affected. • We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years. • Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion. • Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in harm to our business. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the personal luxury goods industry. • We are exposed to the risk that personal information of our customers, employees and other parties may be damaged, lost, stolen, divulged or processed for unauthorized purposes. • If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial condition. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • Our potential inability to find suitable new targets may cause us to not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to legal and regulatory risk. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition. • We are exposed to fluctuations in currency exchange rates. • We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks. • There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice. • We may be required to obtain prior approval or subject to filings or other requirements from the China Securities Regulatory Commission or other PRC regulatory authorities for the transactions contemplated by the Business Combination Agreement. • Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business. • LGHL will rely to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS (the proprietor of the “Lanvin” brand). We cannot predict the outcome of such challenge and may have to discontinue the use of the Lanvin brand by LGHL at the corporate level. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of, following the Closing, LGHL’s securities, may decline. • The ability of public shareholders of PCAC to exercise redemption rights with respect to a large number of PCAC’s public shares may impact PCAC’s and LGHL’s ability to optimize its capital structure, and PCAC may not have sufficient funds to consummate the Business Combination. • Subsequent to PCAC’s completion of the Business Combination, LGHL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price post-Business Combination, which could cause you to lose some or all of your investment. • The grant and future exercise of registration rights may adversely affect the market price of public shares of PCAC and LGHL’s securities upon consummation of the Business Combination. • We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. • Subsequent to the completion of the Business Combination, LGHL may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of LGHL Securities. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its ordinary shares or satisfy other financial obligations. • LGHL Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL’s independent auditor for three consecutive years beginning in 2022. • This Presentation contains projections and forecasts that may not be an indication of the actual results of the Business Combination or Lanvin Group’s future results. 55

Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Lanvin Group and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group and PCAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business; and those factors discussed in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCAC‘s and Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. PCAC and Lanvin Group anticipate that subsequent events and developments will cause PCAC‘s and Lanvin Group’s assessments to change. However, while PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, PCAC and Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PCAC‘s and Lanvin Group’s assessments of any date subsequent to the date of this Presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains financial forecasts for Lanvin Group with respect to certain financial results for the Lanvin Group’s fiscal years 2021 through 2025. Neither PCAC nor Lanvin Group’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results will differ, and may differ materially, from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of Lanvin Group, PCAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Lanvin Group and PCAC with the SEC with respect to the Proposed Business Combination. There are many risks that could affect the business and results of operations of Lanvin Group, many of which are beyond its control. If any of these risks or uncertainties occurs, Lanvin Group’s business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect Lanvin Group’s business, financial condition and/or operating results. 56

Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and Lanvin Group assume no obligation to update the information in this presentation. Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this Presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of Lanvin Group, and therefore remains subject to revision based on the board’s review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PubCo has filed a Registration Statement with the SEC which includes a preliminary proxy statement / prospectus in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, LANVIN GROUP AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC, PubCo and Lanvin Group and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PubCo to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of Lanvin Group, PubCo or PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names Lanvin Group and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Lanvin Group, PCAC or any of their affiliates, or an endorsement or sponsorship by or of Lanvin Group, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Lanvin Group, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 57